Altimo Group Corp.
Józefa Bema 6A
Bydgoszcz, 85-001, Poland
Telephone: +48 601 212 388
altimogroupcorp@gmail.com

August 26, 2013

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 3030
Attention: H.Roger Schwall, Assistant Director

Re:          Altimo Group Corp.
Amendment No. 2 to
Registration Statement on Form S-1
Filed July 30, 2013
File No. 333-188401

Dear Mr. Schwall:

Altimo Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 3 to the registration statement on Form S-1 (the "Amendment") in response to the Commission's comments, dated August 12, 2013, with reference to Amendment No. 2 to the Company's registration statement on Form S-1 filed with the Commission on July 30, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Please provide the correct address for your agent for service, insofar as it appears that there is no city in Wisconsin named “Medicon.”

Response: The address of the Company’s agent for service has been corrected to indicate its address in Madison, Wisconsin.

2. We note your response to comment 2 from our letter to you dated June 4, 2013, and the related revisions in your filing. Please revise your filing to reconcile your disclosure on page 42 which states “[a]fter this offering is completed, assuming the sale of all of the shares of common stock, present stockholders will own approximately 50% of our outstanding shares” with your disclosure elsewhere in your filing, such as on page 21 that “[y]our existing stockholder will own 44% of the total number of shares then outstanding” if 100 percent of the shares are sold. We also note your disclosure at page 12 (emphasis added) that if all shares are sold, he will own “44% or more” of your outstanding shares. Revise to provide accurate and consistent disclosure.

Response: The disclosure has been revised to make consistent that the existing shareholder will own 44% of the shares outstanding if all of the shares being offered are sold.

Plan of Operation, page 24

3. Under the caption “Purchase frozen yogurt machines SS100 and supplies” at page 26, you state that you “plan to purchase machines and supplies from the same company.” You also state that “During our phone conversation with Forte Supply – Boulder representative it was confirmed, that they have the frozen yogurt machines in stock so we just need to purchase equipment, supplies packages and frozen yogurt mixes from them.” In looking briefly at the Forte Supply website (myfrozenyogurtstore.com), however, we found nothing to indicate that they sell or provide frozen yogurt mixes. Similarly, the contract you filed as exhibit 10.2 is silent regarding supplies packages and frozen yogurt mixes. We also note that you have decreased the estimated amounts you entered as the costs for “supplies” in the table at page 19, but that you made no such revisions to the table at page 28. You also left unchanged your unit cost estimate of $1.50 in the first sentence under “Revenue” at page 32. Please revise to explain briefly how you calculated the $1.50 estimate. Also, please explain to us your basis for the $1.50 estimate and the other disclosures referenced in this comment, and make related revisions as appropriate.

Response: Forte Supply does not make their own mixes or supply packages but will purchase and ship them for the Company, together with the yogurt machine which will save the Company the expense of shipping from two different locations. Once its operations are established, the Company plans to purchase the mixes directly from another company in the United States. The contract with Forte Supply filed as Exhibit 10.2 only covers yogurt machines as it was only intended that Forte Supply initially accommodate the Company by purchasing the mixes and supplies for the Company on a one-time basis. The amount of supplies on page 28 has been revised to be consistent with the disclosure on page 19. The disclosure has been revised to explain that $1.50 is the estimate of the cost to the Company of the mix, topping and package for one serving.

Financial Statements, page F-1

4. We note that you have not included an audit opinion with your registration statement. Please ensure that each amendment to your registration statement includes the financial statements required to comply with Article 8 of Regulation S-X, updated as necessary to comply with Rule 8-08. Please also ensure that you include an audit opinion for the appropriate periods and that you obtain and file an updated consent from your auditors in Exhibit 23 to comply with Item 601 of Regulation S-K. We will not be in a position to process any further amendments that do not include an audit opinion.

Response: The Amendment includes the required audit opinion, Exhibit 23-auditors consent and financial statements for the quarterly period ending June 30, 2013.

Legal Matters [forthcoming]

5. In the opinion filed as Exhibit 5.1, counsel states that it consents “to the reference to our firm under the caption ‘Legal Matters.’” Please revise your filing to name counsel in the prospectus.

Response: The disclosure has been revised to state, under the caption “Legal Matters” that David Lubin & Associates, PLLC has opined on the validity of the shares of common stock being offered.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment. Please address any further questions or comments to the undersigned at the above-referenced telephone and email addresses.

Very truly yours,

/s/ Marek Tomaszewski
Marek Tomaszewski